Exhibit 2.1

AMENDMENT NO. 2

TO

BUSINESS COMBINATION AGREEMENT

This AMENDMENT is made and entered into as of July 7, 2023 (this “Amendment”), by and among Captivision Inc. (FKA Phygital Immersive Limited), a Cayman Islands exempted company limited by shares, Jaguar Global Growth Korea Co., Ltd., a stock corporation (“chusik hoesa”) organized under the laws of Korea, GLAAM Co., Ltd., a corporation (“chusik hoesa”) organized under the laws of Korea (the “Company”), and Jaguar Global Growth Corporation I, a Cayman Islands exempted company limited by shares (“SPAC”). Each of the foregoing will individually be referred to herein as a “Party” and, collectively as the “Parties”. Capitalized terms used, but not otherwise defined, herein shall have the respective meanings assigned to such terms in the Agreement (as defined below).

RECITALS:

WHEREAS, the Parties entered into that certain Business Combination Agreement dated as of March 2, 2023 (as amended from time to time in accordance with its terms, the “Agreement”);

WHEREAS, pursuant to Section 11.12 of the Agreement, the Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties; and

WHEREAS, the undersigned, comprising each of the Parties, desire to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the covenants, promises and the representations and warranties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT:

1.    Amendments to Section 1.1 of the Agreement. Section 1.1 of the Agreement is hereby amended by the following:

(a)    deleting each of the following defined terms in its entirety (i) “Closing Equity Value”, (ii) “Company Equity Value”, (iii) “Foreign Exchange Rate” and (iv) “SPAC Share Price”;

(b)    deleting the phrase “(which approval shall not be unreasonably withheld, conditioned or delayed)” in its entirety from the defined term “Approved Company Financing”; and

(c)    (iii) amending and restating the following defined terms, each to read in its entirety as follows:

“Aggregate Share Swap Consideration” shall mean a number of New PubCo Ordinary Shares equal to that which Swapping Shareholders are entitled to receive, in the aggregate, pursuant to Section 3.2(b).

“Company Exchange Ratio” shall mean 0.800820612130561.

2.    Amendment to Section 3.5 of the Agreement. Clause (ii) of Section 3.5 of the Agreement is hereby amended and restated to read in its entirety as follows:

(ii) [reserved]; and

3.    Amendment to Section 3.9(a) of the Agreement. Section 3.9(a) of the Agreement is hereby amended and restated to read in its entirety as follows:

“(a)    In the event that immediately following the Closing (assuming consummation of the Transactions other than those contemplated by this Section 3.9) the Company Founder Closing Ownership Stake would not constitute at least twelve and a half percent (12.5%) of the New PubCo Closing Fully Diluted Capital (which ownership level shall be determined without giving effect to any sales of Company Common Shares by any of the Company Founders following the date of this Agreement and prior to the Closing), then prior to the Closing, New PubCo, SPAC and the Company shall enter into an agreement with the Company Founders on reasonable terms pursuant to which New PubCo will issue to the Company Founders at the Closing, as allocated between the Company Founders as set forth in such agreement, a number of warrants to purchase New PubCo Ordinary Shares (“Company Founder Warrants”) such that following the issuance of such Company Founder Warrants to the Company Founders (and assuming the consummation of the Transactions and no other additional issuance of New PubCo Ordinary Shares or other equity securities of New PubCo), the Company Founder Closing Ownership Stake shall constitute twelve and a half percent (12.5%) of the New PubCo Closing Fully Diluted Capital. The per share exercise price for the New PubCo Ordinary Shares issuable upon exercise of each such Company Founder Warrant and other provisions governing each such Company Founder Warrant under such agreement, including the term, exercisability and vesting schedule thereof, shall be substantially similar to those governing Converted Warrants.”

4.    Representations and Warranties. The Company hereby represents and warrants to SPAC that, as of the date of this Amendment (a) 942,017 Company Common Shares are reserved for future issuance pursuant to outstanding Company Options and (b) Section 4.4(a) of the Company Disclosure Letter sets forth (i) the authorized share capital of the Company and (ii) the number of Company Common Shares owned by the stockholders of the Company in the aggregate.

5.    Affirmations. Each of the Parties hereby (i) affirms the terms of the Agreement as modified by this Amendment, and (ii) agrees that the terms and conditions of the Agreement as modified by this Amendment shall continue in full force and effect.

6.    Governing Law. This Amendment and any action, suit, dispute, controversy or claim arising out of this Amendment, or the validity, interpretation, breach or termination of this Agreement, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

7.    Counterparts; Electronic Delivery. This Amendment may be executed in counterparts, all of which shall be considered one and the same document and shall become effective when such counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence. The exchange of a fully executed Amendment (in counterparts or otherwise) in pdf, DocuSign or similar format and transmitted by facsimile or email shall be sufficient to bind the Parties to the terms and conditions of this Amendment.

8.    References. Any reference to the Agreement contained in any notice, request, certificate or other document executed concurrently with or after the execution and delivery of this Amendment shall be deemed to refer to the Agreement as modified by this Amendment unless the context shall otherwise require. For the avoidance of doubt, references to the phrases “the date of this Agreement” or “the date hereof”, wherever used in the Agreement, as amended by this Amendment, shall mean March 2, 2023.

Other Provisions. All other provisions of the Agreement not specifically amended by this Amendment shall remain in full force and effect. Section 11.2 (Interpretation), Section 11.5 (Severability), Section 11.8 (Consent to Jurisdiction; Waiver of Jury Trial) and Section 11.9 (Rules of Construction) of the Agreement are incorporated herein by reference and shall apply mutatis mutandis to this Amendment.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above.

JAGUAR GLOBAL GROWTH CORPORATION I

By:	/s/ Gary Garrabrant
Name:	Gary Garrabrant
Title:	Chief Executive Officer

PHYGITAL IMMERSIVE LIMITED

By:	/s/ Ho Joon Lee
Name:	Ho Joon Lee
Title:	Director

JAGUAR GLOBAL GROWTH KOREA CO., LTD.

By:	/s/ Anthony Page
Name:	Anthony Page
Title:	Director

GLAAM CO., LTD.

By:	/s/ Keong Rae Kim
Name:	Keong Rae Kim
Title:	Representative Director

[Signature Page to Amendment No. 2 to Business Combination Agreement]